
02002684

DECEMBER 21, 2001

ARMSTRONG CORPORATION

(Listed on the Canadian Venture Exchange under the symbol "YRM")

ARMSTRONG CORPORATION
INGLEWOOD CAPITAL PARTNERS INC.

David Armstrong, Chairman, President and Chief Executive Officer of Armstrong Corporation ("Armstrong" or the "Company") and David Townley and Jim Molyneux, Directors of Inglewood Capital Partners Inc. ("Inglewood") announce that Inglewood has reached an agreement in principle with the Armstrong Family to acquire their common shareholdings in Armstrong which represent approximately 74.66% of the Company's issued and outstanding share capital.

Messrs. Townley and Molyneux are currently Directors of the Company and have been actively involved in its management since it was created in 1999 through the reverse takeover transaction which saw Ross Armstrong Manufacturing Limited acquire Root Industries Inc.

Subsequent to the closing of the transaction, it is contemplated that David, Steven and Susan Armstrong will assume management responsibility for the Company's Mississauga manufacturing operations, while Mr. Roy Alonzo will continue in his capacity as General Manager directing the Company's focused business strategy.

Completion of the transaction is subject to satisfactory due diligence, preparation of formal legal documentation, and approval of regulatory authorities having jurisdiction.

Armstrong operates as a leading Canadian manufacturer, packager and distributor of specialty chemical products for consumer, institutional and industrial applications including the sanitation and janitorial supply markets.

Inglewood is a leading Toronto-based provider of financial advisory services to mid-market companies contemplating major strategic transactions including acquisitions, mergers, divestitures and financing activities.

The Company has a total of 17,780,683 common shares issued and outstanding.

For further information, please contact:

Mr. Lou Galvao, C.A., Vice-President Finance & CFO
Armstrong Corporation
3700 Weston Road
Toronto, Ontario M9L 2Z4
lougalvao@armstrongcorp.com

Or

Mr. David M. Townley, C.A.
Mr. Jim Molyneux, C.A.
Inglewood Capital Partners Inc.
701 Evans Avenue, Suite 800
Toronto, Ontario M9C 1A3
Telephone: (416) 622-1202, Facsimile: (416) 626-8650
dtownley@mscm.ca
jmolyneux@mscm.ca

"The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."